

November 8, 2012

<u>Via E-mail</u>
Mr. Gregory C. Brown
Executive Vice President and General Counsel
Breitburn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

> **Re:** **Breitburn Energy Partners L.P.**
> **Breitburn Finance Corporation**
> **Registration Statement on S-4**
> **Filed October 18, 2012**
> **File No. 333-184489**

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. We note that you are registering the 7.875% Senior Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note your disclosure on page 18 that you have agreed to use commercially reasonable efforts to keep the exchange offer open for a period of not less than 20 business days. We also note your disclosure throughout the filing that the exchange offer will expire at 5:00 p.m. on the expiration date. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. *See* Rule 14d-1(g)(3).

Exchange Offer, page 18
Your Representations to Us, page 22

3. Please include a representation for any party tendering old notes or acquiring new notes in the exchange offer that such party is not engaged in and does not intend to engage in a distribution of the new notes. Please include a similar representation in the Letter of Transmittal.

Letter of Transmittal, page 79-80

4. Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has "review[ed]" the terms of the exchange offer.

Signature Pages

5. The registration statement was executed by Bruce D. McFarland, as secretary, on behalf of Alamitos Company, as a guarantor registrant. However, the signatories to the registration statement reflect that James G. Jackson is secretary.   Please explain or revise this discrepancy with respect to such signatories.

Exhibit 5.1

6. We note that the legal opinion is limited to the federal laws of the U.S. and Delaware and New York law and expresses no opinion as to the effect of the laws of any other jurisdiction. We further note that you have co-registrant guarantors that are incorporated in California, Virginia, Michigan, Wyoming and Colorado. Please provide a legal opinion that covers those jurisdictions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief